No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2009

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On July 29, 2009, Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated financial results of the fiscal first half ending September 30, 2009 and the fiscal year ending March 31, 2010 that were announced on April 28, 2009, based on various factors such as recent trends in the Company’s financial results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for Business Management Operations Honda Motor Co., Ltd.

Date: July 29, 2009

[Translation]

July 29, 2009

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takanobu Ito President and Representative Director

Notice Concerning Revision of Forecasts for Consolidated Financial Results of the

Fiscal First Half Ending September 30, 2009 and the Fiscal Year Ending March 31, 2010

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated financial results of the fiscal first half ending September 30, 2009 and the fiscal year ending March 31, 2010 that were announced on April 28, 2009, based on various factors such as recent trends in the Company’s financial results.

Particulars

Revision of Forecast for Consolidated Financial Results of the Fiscal First Half Ending September 30, 2009

Yen (millions)

	Net sales and other operating revenue	Operating income	Income before income taxes	Net income attributable to Honda Motor Co., Ltd.
Forecast announced on April 28, 2009 (A)	3,950,000	- 110,000	- 110,000	- 55,000

Forecast revised on July 29, 2009 (B)	3,920,000	- 10,000	- 25,000	- 10,000

Change (B-A)	- 30,000	100,000	85,000	45,000

Percentage change (%)	- 0.8	—	—	—

(Reference) Results of the fiscal first half ended September 30, 2008	5,694,086	359,327	373,686	296,713

(Reference)

Fiscal first half ending September 30, 2009	Basic net income attributable to Honda Motor Co., Ltd. per common share (yen)

Forecast announced on April 28, 2009 (A)	- 30.31

Forecast revised on July 29, 2009 (B)	- 5.51

Change (B-A)	—

Percentage change (%)	—

(Reference) Results of the fiscal first half ended September 30, 2008	163.52

Basis for Revision of Forecast for Financial Results of the Fiscal Half Ending September 30, 2009

Due mainly to changes in revenue, model mix, etc., a decrease in SG&A expenses, continuing cost reduction efforts and decrease in R&D expenses, consolidated operating income, income before income taxes and net income attributable to Honda Motor Co., Ltd. are now expected to exceed the forecast announced on April 28, 2009.

Note:	Certain revisions for misclassifications have been made to consolidated operating income, income before income taxes, net income attributable to Honda Motor Co., Ltd and basic net income attributable to Honda Motor Co., Ltd. per common share for the second quarter of the fiscal year ended March 31, 2009. Percentage changes are calculated based on the revised consolidated financial results of the corresponding fiscal first half of the previous year.

Revision of Forecast for Consolidated Financial Results of the Fiscal Year Ending March 31, 2010

Yen (millions)

	Net sales and other operating revenue	Operating income	Income before income taxes	Net income attributable to Honda Motor Co., Ltd.

Forecast announced on April 28, 2009 (A)	8,370,000	10,000	10,000	40,000

Forecast revised on July 29, 2009 (B)	8,280,000	70,000	45,000	55,000

Change (B-A)	- 90,000	60,000	35,000	15,000

Percentage change (%)	- 1.1	600.0	350.0	37.5

(Reference) Results of the fiscal year ended March 31, 2009	10,011,241	189,643	161,734	137,005

(Reference)

Fiscal year ending March 31, 2009	Basic net income per Common share attributable to Honda Motor Co., Ltd.

Forecast announced on April 28, 2009 (A)	22.04

Forecast revised on July 29, 2009 (B)	30.31

Change (B-A)	—

Percentage change (%)	—

(Reference) Results of the fiscal year ended March 31, 2009	75.50

Basis for Revision of Forecast for Financial Results of the Fiscal Year Ending March 31, 2010

Due mainly to continuing cost reduction efforts, changes in revenue, model mix, etc., and a decrease in SG&A expenses, consolidated operating income, income before income taxes and net income attributable to Honda Motor Co., Ltd. are now expected to exceed the forecast announced on April 28, 2009.

*	For more detail, please refer to the “Presentation” and “consolidated financial summary for the fiscal first quarter ended June 30, 2009” included in the “consolidated financial results for the fiscal first quarter ended June 30, 2009” (URL http://world.honda.com/investors/event/) announced by the Company on the same date hereof.

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.